July 24, 2025

Alessandro Petruzzi
Chief Executive Officer
Terra Innovatum Global S.R.L.
Via Matteo Trenta 117
Lucca, Italy 55100

Gus Garcia
Chief Executive Officer
GSR III Acquisition Corp.
5900 Balcones Drive, Suite 100
Austin, TX 78731

       Re: Terra Innovatum Global S.R.L.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed July 15, 2024
           File No. 333-287271
Dear Alessandro Petruzzi and Gus Garcia:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2025 letter.

Registration Statement on Form S-4 filed July 15, 2025
Certain Unaudited Terra Innovatum Prospective Financial Information, page 82

1. We note your response to prior comment 3. Please revise to clarify how the information you added in response to that comment resulted in the number of reactors to be deployed in each year. It is unclear from your disclosure how the qualitative factors you discuss, like "customer interviews and secondary research," resulted in the
 July 24, 2025
Page 2

       specific quantitative conclusions regarding the number of reactors deployed in each year.
General

2. We note your response to prior comment 10. Please advise us what exemption from registration you are relying on to issue the 8,000 preferred shares and the facts on which you rely to claim that exemption, including to whom those shares will be issued. In this regard, we note the disclosure that the preferred shares will be issued to
       "legacy Terra Innovatum Quotaholders." However, we also note from your disclosure that "legacy Terra Innovatum Quotaholders" will also receive PubCo ordinary shares in the transaction you are registering here.
       Please contact SiSi Cheng at 202-551-5004 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:   Rima Moawad
      Steven B. Stokdyk